Drinker Biddle & Reath LLP

One Logan Square

Suite 2000

Philadelphia, PA 19103

(215) 988-2700 (Phone)

(215) 988-2757 (Facsimile)

www.drinkerbiddle.com

October 23, 2012

VIA EDGAR TRANSMISSION

Ms. Kim Browning

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                               Turner Funds (the “Trust” or the “Registrant”)

(1933 Act Registration No. 333-00641)

(1940 Act Registration No. 811-07527)

Dear Ms. Browning:

Set forth below are our responses to your comments on the Trust’s Registration Statement on Form N-14 under the Securities Act of 1933, as amended (the “Registration Statement”) regarding the proposed reorganization (“Reorganization”) of Turner Concentrated Growth Fund (the “Concentrated Growth Fund”) into Turner Large Growth Fund (the “Large Growth Fund” and together with the Concentrated Growth Fund, the “Funds”).  Page references are to the Registration Statement as filed with the Commission on September 19, 2012.

Shareholder Letter

1.                                       Comment:  Disclose in the shareholder letter that Turner will pay for all charges in connection with the reorganization.

Response:  Registrant will add the requested disclosure.

2.                                       Comment:  Disclose whether the Large Growth Fund purchases materially larger amounts of securities of foreign issuers.

Response:  There is no material difference between the Funds in terms of their purchase of foreign securities.  Less than 10% of the Large Growth Fund’s assets are invested in ADRs or U.S. exchange traded shares of foreign companies.

3.                                       Comment:  Please confirm that all material differences between the Acquiring Fund and the target fund are disclosed and discussed.

Response:  Registrant so confirms.

4.                                       Comment:  Clarify why the Large Growth Fund considers companies with $3 billion in market capitalization the starting point for large capitalization.  Please provide disclosure of any third party materials that the Fund uses in determining that $3 billion is the starting point for large capitalization.

Response:  The Turner Large Growth Fund compares its performance to that of the Russell 1000 Growth Index (the “Benchmark Index”), an index that measures the performance of the large cap growth segment of the U.S. equity universe.  As of June 30, 2012, the market capitalization of companies represented in the Benchmark Index ranged $1.3 billion to $547.4 billion.  Registrant believes that a definition of “large capitalization” companies as those with market capitalization of $3 billion and above allows the Large Growth Fund to invest in equity securities comparable to those in the Benchmark Index.

5.                                       Comment:  Please include disclosure that the 80% investment policy includes borrowings for investment purposes.

Response:  Registrant will add the requested disclosure.

6.                                       Comment:  Please confirm whether each Fund’s policy to invest 80% of its net assets can be changed upon 60 days’ notice to shareholders.

Response:  Registrant confirms and will add disclosure.

7.                                       Comment:  Under “Lower Gross and Net Total Operating Expenses; No Sales Loads” (page 2), disclose the net and Gross expenses for both Funds, the fee waiver and its impact on the Funds’ expenses.

Response:  The Fund will add the following disclosure after the first sentence of the paragraph:  As of the Funds’ most recent prospectus dated January 31, 2012, the gross and net total operating expense ratios of the Investor Class Shares of the Turner Concentrated Growth Fund were 2.08% and 1.69%, respectively, and the gross and net total operating expense ratio of the Investor Class Shares of the Turner Large Growth Fund were 1.13% and 0.94%, respectively.  The Investment Adviser has contractually agreed to waive fees and reimburse Fund expenses to keep the Turner Concentrated Growth Fund’s “Other Expenses” (excluding acquired fund fees and expenses and interest expenses relating to short sales) from exceeding 0.25% through January 31, 2014.  The Investment Adviser has contractually agreed to waive fees and expenses to keep “Total Annual Fund Operating Expenses after Fee Waivers and Expense Reimbursements” of the Investor Class of the Turner Large Growth Fund (excluding acquired fund fees and expenses and interest expenses relating to short sales) from exceeding 0.94% through January 31, 2014.

8.                                       Comment:  Under “Potential Economies of Scale (page 2), disclose that the Trustees found the merger to be in the best interests of the shareholders of both Funds.

Response:  Registrant will revise the last sentence of the first paragraph under “Potential Economies of Scale” to read:

After reviewing and considering, with the assistance of independent legal counsel, a number of factors relating to the Trust, the Funds and Turner, the Trustees determined that the reorganization is in the best interests of the Concentrated Growth and Large Growth Funds and their shareholders and that the interests of the existing shareholders of those Funds would not be diluted as a result of the reorganization.

Questions and Answers

9.                                       Comment:  Under “Why has the reorganization of the Concentrated Growth Fund into the Large Growth Fund been recommended?” (page 1), if Turner is bearing all fees, please remove “direct” from the second sentence of the third paragraph.  If there are any indirect fees, disclose those.

Response:  Registrant will make the requested change.

10.                                 Comment:  Confirm that Turner has signed the plan of reorganization.

Response:  Registrant so confirms.

11.                                 Comment:  Under “What are the costs and federal tax implications to shareholders in connection with the proposed reorganization?” please change to indicate that the tax opinion has been received.

Response:  Registrant will make the requested change.

12.                                 Comment:  Please confirm that no securities are going to be sold in connection with the transaction.

Response:  Registrant so confirms.

Notice

13.                                 Comment:  Confirm that all methods of revocation are available to shareholders.  Please add to disclosure that all methods of revocation (touch tone, on-line, etc.) are available to shareholders.

Response:  Registrant so confirms and will add the requested disclosure.

Proxy/Registration Statement

14.                                 Comment:  In the “Comparative Fees and Expenses” section (page 4), provide reasons for using the Acquired Fund’s advisory fees over the 12-month period ended March 31, 2012 or provide fee and expense information that matches the Fund’s most recent Prospectus.

Response:  Registrant will revise the fee table and expense examples with information from the fiscal year ended September 30, 2011.

15.                                 Comment:  In the “Comparative Fees and Expenses” section (page 4), please confirm that any fee waivers or expense reimbursements that are included in the “Annual Fund Operating Expenses” table will be in place for at least one year from the effective date of the Proxy Statement/Prospectus.

Response:  Registrant confirms that the Fee Waivers and Expense Reimbursements for the Large Growth Fund will remain in effect through at least January 31, 2014.

16.                                 Comment:  Confirm that the adviser may not recoup reimbursed fees with respect to the Target Fund.

Response:  Registrant so confirms.

17.                                 Comment:  In the “Comparative Fees and Expenses” section (page 4), confirm that neither Fund incurred acquired fund fees and expenses of 0.01% or more and that a separate caption is not required, given their de minimis nature.

Response:  Registrant so confirms.

18.                                 Comment:  In the “Comparative Fees and Expenses” section (page 4), remove footnote 3 from the table.  Please provide the basis for the waiver of the redemption fee for the Large Growth Fund.

Response:  Registrant will make the requested change.  The Board of Trustees has determined that the redemption fees have not been necessary to combat short-term trading.  However, they reserve the right to implement them, if necessary.

19.                                 Comment:  Under “Comparative Fees and Expenses — Examples” (page 5), conform the disclosure in the Expense Example to Item 3 of Form N-1A.  Move the two paragraphs following the chart to later in the disclosure.

Response:  Registrant will move the disclosure following the “Examples” table.  Registrant will revise the disclosure before the Examples to read as follows:

The following Examples are intended to help you compare the cost of investing in (1) the Concentrated Growth Fund as it currently exists; (2) the Large Growth Fund as it currently exists; and (4) the Large Growth Fund if it acquires the Concentrated Growth Fund (i.e., the Combined Fund Pro Forma) with the costs of investing in other mutual funds.  The examples assume that you invest $10,000 in Investor Class Shares of each Fund for the time periods indicated and then redeem all of your shares at the end of those periods.  The Examples also assume that your investment has a 5% return each year, and that each Fund’s operating expenses remain the same.  Although your actual costs may be higher or lower, based on these assumptions, your approximate cost would be:

20.                                 Comment:  Under “Overview of the Concentrated Growth Fund and the Large Growth Fund” (page 6), confirm that all principal strategies and risks as well as all material differences between the Funds are disclosed and provide the types of equities in which the Funds will invest.

Response:  Registrant confirms that the principal strategies and risks and material differences between the Funds are disclosed.  Registrant will insert the following disclosure after the second sentence under “Overview of the Concentrated Growth Fund and the Large Growth Fund — Comparison of Investment Objectives and Principal Investment Strategies — Turner Concentrated Growth Fund” and after the fourth sentence under “Overview of the Concentrated Growth Fund and the Large Growth Fund — Comparison of Investment Objectives and Principal Investment Strategies — Turner Large Growth Fund”:

“Equity securities include common stocks, preferred stocks, warrants, rights to acquire common or preferred stocks, and securities convertible into or exchangeable for common stocks.”

21.                                 Comment:  Please disclose how non-diversification affects the strategies and risks for the Concentrated Growth Fund.

Response:  Registrant believes it has satisfied this requirement in the disclosure listed under “Overview of the Concentrated Growth Fund and the Large Growth Fund — Comparison of Investment Objectives and Principal Investment Strategies — Turner Concentrated Growth Fund — Principal Investment Strategy” and “Overview of the Concentrated Growth Fund and the Large Growth Fund — Comparison of Investment Objectives and Principal Investment Strategies — Principal Risk Factors — Risks of

Investing in the Concentrated Growth Fund and Large Growth Fund - Non-Diversification Risk” under “Principal Risk Factors” on page 9.

22.                                 Comment:  Under “Principal Risk Factors — Risks of Investing in the Concentrated Growth Fund and the Large Growth Fund” (page 9), please clarify whether “certain types” of portfolio securities and risk factors that are discussed in the Statement of Additional Information for the Funds means principal or non-principal investments.

Response:  Registrant will revise the second sentence of the second paragraph under “Principal Risk Factors” to read:

“More information about certain types of non-principal portfolio securities and investment techniques, and their associated risks, is provided in the statement of additional information (the “SAI”) of the Funds.”

23.                                 Comment:  Under “Overview of the Concentrated Growth Fund and the Large Growth Fund — Comparison of Investment Objectives and Principal Investment Strategies — Turner Concentrated Growth Fund — Principal Investment Strategy” (page 6), is the investment in technology securities by the Target Fund a material difference?

Response:  Investment in technology is not a principal risk because the Concentrated Growth Fund does not concentrate in any particular industry sector.  The mention of the technology sector is an illustration of the fact that the Turner Concentrated Growth Fund’s strategy of investing in a portfolio of 15 to 30 stocks may involve a significant exposure to one or more sectors of the economy.

24.                                 Comment:  Under “Information About the Reorganization — Trustees’ Considerations” (page 10), please add the consideration that the Trustees gave to the differences in investment strategies.

Response:  Registrant will add the following after the second sentence under “Trustees’ Considerations”:

“The Board of Trustees considered that the investment strategies of the Funds differed in some respects but were generally similar.”

25.                                 Comment:  Please re-word the fifth sentence under “Trustees’ Considerations” (page 10) so that it does not speak in the present tense, as the reorganization has not been finalized.

Response:  Registrant will amend the sentence to read as follows:

Therefore, given the long-term reduction of expenses that may be realized in the future by combining the Funds, the lower level of fees that would be payable by the shareholders of the Concentrated Growth Fund following the reorganization, the consistent level of fees to be paid by the shareholders of the Combined Fund, and the compatibility between the investment objectives and principal strategies of both Funds, the Board of Trustees determined that the reorganization would enable the shareholders of the Concentrated Growth Fund to continue their individual investment programs without substantial disruption.

26.                                 Comment:  Under “Information About the Reorganization — Trustees’ Considerations” (page 11), please include the complete list of what the Board looked into.  We object to the use of open-ended terms.

Response:  The Registrant believes the disclosure is appropriate and respectfully declines this comment.

27.                                 Comment:  Please clarify what “simpler fee structure” under “Information About the Reorganization — Trustees’ Considerations” (page 11) means, in plain English.

Response:  Registrant will revise the fourth bullet point to read:

the Large Growth Fund charges a single investment advisory fee and has a fee waiver/expense reimbursement agreement that limits the Large Growth Fund’s “Total Annual Fund Operating Expenses,” whereas the Concentrated Growth Fund charges a performance-based fee;

28.                                 Comment:  Please confirm any material differences between the investment policies of the Funds wherever the term “in general, similar” is used.

Response:  The Registrant believes it has adequately described any material differences between the Funds’ investment policies.

29.                                 Comment:  With respect to gain or loss for federal income taxes under “Federal Income Tax Consequences” (page 14), please revise if there will be any capital gains for the Target Fund’s shareholders.

Response:  Registrant confirms that there will be no gain or loss for the shareholders of the Concentrated Growth Fund upon their receipt of Large Growth Fund shares in exchange for their Concentrated Growth Fund Shares.

30.                                 Comment:  Under “Capitalization — Turner Concentrated Growth Fund and Turner Large Growth Fund” (page 17), please include total net assets for the Large Growth Fund and the Combined Fund.

Response:  Registrant will add this information.

31.                                 Comment:  Under “Comparison of Concentrated Growth and Large Growth Funds” (page 17), provide all material differences between the Concentrated Growth Fund and Large Growth Fund.

Response:  Registrant confirms that the “Comparison of Concentrated Growth and Large Growth Funds includes all material differences.  Registrant will revise the first sentence under “Investment Objectives and Principal Investment Strategies” on page 17 to read as follows:

This section compares and contrasts the investment objectives and principal investment strategies of the Concentrated Growth Fund with those of the Large Growth Fund.

The Trust acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Registration Statement.  The Trust further acknowledges that staff comments or changes to disclosure in response to staff comments on the Registration Statement may not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Registration Statement.  The Trust further acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any party under the federal securities laws of the United States of America.

We trust that the foregoing is responsive to your comments.  Questions and comments concerning this filing may be directed to the undersigned at (215) 988-3328 or, in my absence, to Josh Deringer at (215) 988-2959.

Very truly yours,

/s/ Andrew E. Seaberg
Andrew E. Seaberg

cc:	Brian F. McNally, Esq.
Josh Deringer, Esq.
Michael P. Malloy, Esq.